FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 30, 2008

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____    No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Interim Financial Report for the Six Months Ended 30 June 2008

Item 1

ABN AMRO Holding N.V.

Interim Financial Report for the six months
ended 30 June 2008

30 September 2008

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Management review of the six months ended 30 June 2008’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group’s capital of write downs in respect of credit market exposures; risks related to ABN AMRO’s transition and separation process following its acquisition by the consortium banks; general economic conditions in the Netherlands and in other countries in which the Group has significant business activities or investments, including the United Kingdom and the United States; the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in Dutch and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Table of Content

Chairman’s review	4
Introduction	5
Management Review	5
Condensed consolidated income statement	8
Condensed consolidated balance sheet	9
Condensed consolidated statement of changes in equity	10
Condensed consolidated cash flow statement	11
Notes to the interim financial report	12

Appendix

Credit market and related exposures – additional information	32

Chairman’s Review

To fulfill its filing obligations in the Netherlands and in the US, ABN AMRO is today issuing an interim report for the six months ending 30 June 2008.   ABN AMRO’s financial results for the half year have been previously reported as part of the RBS Group half year results, published on 8 August 2008.  In the first half of 2008 ABN AMRO recorded a profit of EUR 2,885 million after tax and gains on disposal of businesses.

Following the acquisition by the consortium, client activity of ABN AMRO’s businesses acquired by RBS has been redirected and some portfolios have been transferred to RBS.  As a result, the financial performance, business and risk profile are neither directly comparable with, nor representative of those of the originally acquired businesses and can only be appropriately evaluated in combination with the performance of the respective businesses within RBS.

Santander acquired businesses have been sold in May and July 2008 and are shown as discontinued operations.

The businesses acquired by Fortis including the Dutch retail business and Private Clients activities of ABN AMRO have continued to perform in line with the prior year.

The announcement by Fortis of its intention to sell its interests in RFS Holdings does not affect the capital, liquidity or performance of ABN AMRO including the businesses that were to be acquired by Fortis. The financial consequences of any sale would lie with Fortis.

ABN AMRO is separately governed by its Managing Board and Supervisory Board and regulated by the Dutch Central Bank. As at 30 June 2008 it had a Tier 1 capital ratio of 15.8%.

Mark Fisher
Chairman of the Managing Board of ABN AMRO
Amsterdam, 30 September 2008

Introduction

On 17 October 2007 the majority of the share capital of ABN AMRO Holding N.V. (‘ABN AMRO’ or ‘the Group’) was acquired by the consortium of banks through RFS Holdings B.V. (‘RFS Holdings’). The consortium consists of The Royal Bank of Scotland Group plc (‘RBS’), Fortis and Banco Santander S.A (‘Santander’). At the request of the Dutch Central Bank, RBS has assumed the lead responsibility for ensuring that ABN AMRO is managed in compliance with all applicable regulatory requirements. RBS consolidates ABN AMRO in its financial statements.

The de-listing of the ABN AMRO issued shares was effected on 25 April 2008 for the Euronext Amsterdam and the New York Stock Exchange. A ‘squeeze-out’ procedure to buy out the remaining ABN AMRO shareholders was completed on 22 September 2008.

On 29 September Fortis announced its intention to sell its interest in RFS Holdings, the financial consequences of which will remain with Fortis.

Management review of the six months ended 30 June 2008

Plans and proposals for ABN AMRO

In 2007 the consortium banks agreed the businesses to be acquired and a plan for the transfer of the businesses. During 2008, many shared assets and liabilities have either been sold or economically allocated to an individual consortium bank following further agreements between them. Debt securities continue to be issued by ABN AMRO with no change in terms and conditions. Any activities that form part of Group Functions continue to be reported in Group Functions.

The process of separating the ABN AMRO businesses and transferring them to their ultimate owners is proceeding in line with the transition plan.

Transfers and sales of businesses to the consortium banks
The process of transferring business and client activity from ABN AMRO to RBS started in the first half of 2008 and is set to gather pace through the second half of 2008.

Asset Management was sold to Fortis during the first half year. Further transfers to Fortis are suspended following the announcement by Fortis of its intention to sell its interest in RFS Holdings.

The sale of Banco Real and other businesses allocated to Santander was concluded in July 2008.

Transfers and sales of businesses outside the consortium banks
On 30 May 2008 Banca Antonveneta was sold by ABN AMRO to Banca Monte dei Paschi di Siena. On 2 July 2008, ABN AMRO and Deutsche Bank signed an agreement by which Deutsche Bank will acquire from ABN AMRO parts of its commercial banking activities in the Netherlands, the so-called EC Remedy businesses. The transaction was executed to comply with European Commission requirements to divest part of ABN AMRO’s activities before integrating Fortis with ABN AMRO in the Netherlands. The transaction’s closing is planned for early October 2008, however the transaction is subject to approval by the Dutch Central Bank, the European Commission and other regulatory bodies. These approvals have not yet been granted.

Results of operations for the six months ended 30 June 2008

As a result of the above mentioned transfers and sales of businesses, the capital and liquidity positions have improved compared with 31 December 2007. At 30 June 2008 the Group’s tier 1 capital ratio was 15.8% (December 2007: 12.4%). The upward repatriation of the reserves and profits of the Group to ultimately the consortium banks will start after the finalization of the squeeze out. Dividend resolutions are subject to approval by the Dutch Central Bank.

In the first half of 2008 the net profit attributable to shareholders amounted to EUR 2,870 million and includes the gains on the sale of Asset Management (EUR 3,065 million) and Antonveneta (EUR 2,317 million). Results from continuing operations were impacted by the credit crisis and losses on various equity investments. Results from continuing operations for the period was a loss of EUR 2,870 million (2007 profit EUR 1,046 million). As indicated above, client activity is being redirected to RBS and certain risk positions and inventory are being transferred from ABN AMRO to RBS, which will reduce significantly the ongoing business and exposures in ABN AMRO. As a result, the financial performance is increasingly unrepresentative of the business performance of the originally acquired businesses and can only be appropriately evaluated in combination with the performance of the respective businesses within RBS.

Please refer to note 3 Segment reporting of the Notes to the interim financial report.

Europe
The result for the six months ended 30 June 2008 was a loss of EUR 2,549 million, a decrease of EUR 2,913 million compared with the same period in 2007 (profit of EUR 364 million).  The loss of EUR 2,549 million is mainly caused by negative valuation adjustments against credit trading positions. Operating income decreased EUR 4,153 million, reflecting a decrease in net trading income of EUR 3,906 million and a decrease in results from financial transactions of EUR 550 million. The decrease in net trading income is caused by valuation adjustments to asset back securities with underlying US residential mortgage related exposures (of approximately EUR 1,100 million) and to exposures to financial guarantors (approximately EUR 1,500 million). Results from financial transactions includes a loss on the sale of the structured real estate loan portfolio to RBS (EUR 400 million negative), limited impairment losses on equity investments and losses on the sale of leveraged loans. These losses are partly offset by a gain of EUR 509 million related to changes in fair value of financial liabilities designated at fair value caused by changes in ABN AMRO’s own credit risk.

Operating expenses decreased by EUR 330 million mainly as a result of lower performance-related staff costs resulting from the decreased trading performance and a reduction in headcount.

Loan impairment and other credit risk provisions increased EUR 81 million reflecting current market conditions.

Americas
The result for the six months ended 30 June 2008 was a loss of EUR 177 million, a decrease of EUR 753 million compared with the same period in 2007 (profit of EUR 576 million) which included the results of LaSalle Bank. Current market conditions and the previously mentioned redirection of client activities to RBS resulted in a decrease in total operating income of EUR 210 million and in an increase of loan impairments of EUR 80 million. Operating expenses decreased by EUR 205 million as a result of lower performance-related staff costs and the absence of costs related to the sale of LaSalle Bank which were reported in the same period in 2007.

Asia
The profit for the six months ended 30 June 2008 was EUR 134 million, EUR 66 million lower than the same period in 2007 (profit of EUR 200 million). The decrease is primarily due to lower total operating income (EUR 235 million lower period-on-period) as a result of negative equity valuation adjustments, the previously mentioned redirection of client activities to RBS and negative foreign exchange rate differences. Total operating expenses decreased (EUR 181 million), mainly due to lower performance-related staff costs and movements in exchange rates.

Netherlands
The Profit for the six months ended 30 June 2008 (EUR 437 million) is in line with the results reported for the same period in 2007. Total operating income increased by EUR 48 million. Lower interest and commission income due to current market circumstances was offset by a positive result realised on the unwinding of some guarantee transactions. Operating expenses increased with EUR 27 million due to integration and restructuring costs as well as costs related to the preparation for the sale resulting from the EC Remedy. The increase in loan impairment of EUR 35 million is mainly related to the Corporate Clients portfolio.

Private Clients
The Profit for the six months ended 30 June 2008 was EUR 124 million, a decrease of EUR 101 million compared to the same period in 2007 (EUR 225 million). This decrease is mainly caused by assets under management levels being under pressure year-on-year, given lower values of investments.  The decrease in operating income is partly offset by lower operating expenses.

Group Functions
Group Functions includes the results of discontinued operations as these do not qualify as a business activity. The Profit for the six months ended 30 June 2008 of EUR 4,916 million is representing an increase of EUR 4,497 million compared to the same period in 2007 (EUR 419 million), reflecting the gains on the disposal of Asset Management (EUR 3,065 million) and Antonveneta (EUR 2,317 million). Net operating profit decreased due to higher funding costs reflecting developments in the financial markets and by negative results from the private equity portfolio and other equity investments.

Condensed consolidated income statement for the six months ended 30 June (unaudited)

(in millions of euros)	6 months ended 30 June 2008	6 months ended 30 June 2007

Interest income	11,223	10,850
Interest expense	8,576	8,625
Net interest income [4]	2,647	2,225

Fee and commission income	1,554	2,094
Fee and commission expense	228	161
Net fee and commission income [5]	1,326	1,933

Net trading income [6]	(2,282)	1,844
Results from financial transactions [7]	(704)	450
Share of result in equity accounted investments	84	114
Other operating income [8]	191	215
Income from consolidated private equity holdings	1,033	2,783
Total operating income	2,295	9,564

Personnel expenses [9]	2,544	3,285
General and administrative expenses [10]	1,864	2,486
Depreciation and amortisation	411	440
Goods and materials of consolidated private equity holdings	780	1,949
Operating expenses	5,599	8,160
Loan impairment and other credit risk provisions [16]	479	282
Total expenses	6,078	8,442

Operating profit/(loss) before tax	(3,783)	1,122
Income tax (benefit)/expense [11]	(913)	76
Profit/(loss) from continuing operations	(2,870)	1,046
Profit/(loss) from discontinued operations net of tax [12]	5,755	1,174
Profit/(loss) for the period	2,885	2,220

Attributable to:
Shareholders of the company	2,870	2,165
Minority interest	15	55

Earnings per share
(in euros)

From continuing operations:
Basic earnings per ordinary share (in euros)	(1.56)	0.62
Fully diluted earnings per ordinary share (in euros)	(1.56)	0.61

From continuing and discontinued operations:
Basic earnings per ordinary share (in euros)	1.56	1.17
Fully diluted earnings per ordinary share (in euros)	1.56	1.16

Numbers stated against items refer to the notes.

Condensed consolidated balance sheet (unaudited)

(in millions of euros)	30 June 2008	31 December 2007

Assets
Cash and balances at central banks	32,448	16,750
Financial assets held for trading [13]	243,954	242,277
Financial investments [14]	84,502	96,435
Loans and receivables- banks [15]	117,180	175,696
Loans and receivables- customers [16]	331,512	398,331
Equity accounted investments	825	871
Property and equipment [17]	2,178	2,747
Goodwill and other intangibles [18]	1,202	1,424
Assets of businesses held for sale [12]	70,663	60,458
Accrued income and prepaid expenses	8,520	12,580
Other assets [19]	19,760	17,644
Total assets	912,744	1,025,213

Liabilities
Financial liabilities held for trading [13]	193,110	155,476
Due to banks [20]	158,489	239,334
Due to customers [21]	277,683	330,352
Issued debt securities [22]	162,079	174,995
Provisions	3,989	6,544
Liabilities of businesses held for sale [12]	53,124	39,780
Accrued expenses and deferred income	7,436	12,244
Other liabilities [23]	9,654	20,163
Liabilities (excluding subordinated liabilities)	865,564	978,888
Subordinated liabilities [24]	14,008	15,616
Total Liabilities	879,572	994,504

Equity
Share capital	1,085	1,085
Share premium	5,342	5,332
Treasury shares	(2,640)	(2,640)
Retained earnings	28,520	25,650
Net gains/(losses) not recognised in the income statement	(33)	148
Equity attributable to shareholders of the parent company	32,274	29,575
Equity attributable to minority interests	898	1,134
Total equity	33,172	30,709

Total equity and liabilities	912,744	1,025,213

Guarantees and other commitments	50,008	55,140
Committed credit facilities	92,668	104,137

Numbers stated against items refer to the notes.

Condensed consolidated statement of changes in equity for the six months ended 30 June (unaudited)

(in millions of euros)	6 months ended 30 June 2008	6 months ended 30 June 2007
Share capital
Balance at 1 January	1,085	1,085
Balance at 30 June	1,085	1,085

Share premium
Balance at 1 January	5,332	5,245
Share-based payments	10	70
Dividend paid in shares	-	(58)
Balance at 30 June	5,342	5,257

Treasury shares
Balance at 1 January	(2,640)	(1,829)
Share buy back	-	(1,241)
Utilised for dividends paid in shares	-	412
Utilised for exercise of options and performance share plans	-	445
Balance at 30 June	(2,640)	(2,213)

Retained earnings
Balance at 1 January	25,650	18,599
Profit attributable to shareholders of the parent company	2,870	2,165
Cash dividends paid	-	(469)
Dividends paid in shares	-	(586)
Other	-	134
Balance at 30 June	28,520	19,843

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	597	408
Transfer to income statement relating to disposals	50	-
Currency translation differences	(15)	284
Subtotal – Balance at 30 June	632	692

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	(543)	364
Net unrealised gains/(losses) on available-for-sale assets	(717)	(307)
Realised (gains)/losses reclassified to the income statement	59	(109)
Subtotal Balance at 30 June	(1,201)	(52)

Cash flow hedging reserve
Balance at 1 January	94	(275)
Net unrealised gains/(losses) on cash flow hedges	457	231
Net losses/(gains) reclassified to the income statement	(15)	113
Subtotal Balance at 30 June	536	69
Net gains /(losses) not recognised in the income statement at 30 June	(33)	709
Equity attributable to shareholders of the parent company at 30 June	32,274	24,681

Minority interests
Balance at 1 January	1,134	2,298
Additions/reductions	(205)	(190)
Profit attributable to minority interests	15	55
Currency translation differences and other movements	(46)	(14)
Equity attributable to minority interests at 30 June	898	2,149

Total equity at 30 June	33,172	26,830

Condensed consolidated cash flow statement for six months ended 30 June (unaudited)

(in millions of euros)	6 months ended 30 June 2008	6 months ended 30 June 2007 *
Operating activities
Profit/(loss) from continuing operations net of tax	(2,870)	1,046
Profit/(loss) from discontinued operations net of tax	5,755	1,174

Adjustment for non-cash items	828	689
Net cash inflow from operating activities	3,713	2,909
Changes in operating assets and liabilities	5,246	(12,459)
Income taxes paid	(355)	(191)

Net cash flows from operating activities	8,604	(9,741)

Cash flows from investing activities	12,733	6,635

Cash flows from financing activities	(5,869)	7,615

Effects of exchange rate changes on cash and cash equivalents	172	341

Movement in cash and cash equivalents	15,640	4,850
Cash and cash equivalents at 1 January	12,752	4,872
Cash and cash equivalents at 30 June	28,392	9,722

Determination of cash and cash equivalents:
Cash and balances at central banks	37,419	15,644
Loans and receivables – banks	8,754	12,724
Due to banks	(17,781)	(18,646)
Cash and cash equivalents at 30 June	28,392	9,722

*The condensed consolidated cash flow statement for the six months ended 30 June 2007 has been restated to conform to the presentation applied for the six months ended 30 June 2008.

Cash and balance at central banks at 30 June 2008 includes EUR 4,971 million of cash related to businesses classified as held for sale (see note 12).

1	Basis of presentation

This interim financial report for the period ended 30 June 2008 is prepared to provide consolidated financial information of ABN AMRO Holding N.V. (‘ABN AMRO’). It is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO for the year ended 31 December 2007 as included in the Annual Report 2007. ABN AMRO’s 2007 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS as issued by the IASB.

In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2007. In some instances presentation of comparative amounts has been amended to align with the current presentation. The income statement and related notes and the cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real and other Santander businesses as discontinued operations.

Unless otherwise stated all amounts are expressed in millions of euros.

In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made.

This interim financial report is unaudited. The report will also be filed as ABN AMRO’s Interim Financial Report for the six months period ended 30 June 2008 on Form 6-K with the United States Securities and Exchange Commission (‘SEC’).

2	Developments

2.1	Disposals and transfers

Sale of Asset Management
The sale of Asset Management to Fortis was completed in April 2008, resulting in a gain on sale of EUR 3,065 million.

Sale of Banca Antonveneta
The sale of Banca Antonveneta to Banca Monte dei Paschi di Siena was completed in May 2008, resulting in a gain on sale of EUR 2,317 million.

Transfer of business to RBS
In June 2008 a portfolio of structured real estate loans with a book value of EUR 4,993 million was sold to RBS at a loss of EUR 400 million.

2.2	Update on status of US Department of Justice investigation

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle the Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million, recorded in the first half year of 2007. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States Department of Justice would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

On 10 September 2008 the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation, have lifted the Cease & Desist Order dated 19 December 2005. The Cease & Desist Order included a Written Agreement, dated 23 July 2004, issued by the Federal Reserve Bank of New York, the Federal Reserve Bank of Chicago, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation.

3	Segment reporting

From 1 January 2008 the management and control structure of ABN AMRO has been aligned with the consortium ownership of the bank. This change in management structure has been reflected in the externally reported segments. The resulting segments follow more closely the consortium ownership structure of ABN AMRO. Consequently, the RBS acquired businesses are segmented into: Europe, Americas and Asia. The Fortis acquired businesses are divided into: Netherlands and Private Clients. Group Functions includes activities that do not qualify as a business activity and the items that are not allocated to individual consortium members such as the private equity portfolio and the investment in Saudi Hollandi. If an entire business unit is sold and qualifies as a discontinued operation, its results are included in Group Functions. Discontinued operations comprise the Santander acquired businesses and Asset Management.

In the course of 2008, the majority of the Group Asset and Liability Management portfolios have been allocated to the businesses acquired by the respective consortium banks. These, however, continue to be governed within ABN AMRO in accordance with policies for capital, liquidity and market risk of the Group and therefore continue to be reported in Group Functions.

The former regional business unit Netherlands, reported in 2007 as an operating segment, is no longer managed as a single component. To reflect the consortium ownership, the operating segment Netherlands now excludes Dutch wholesale clients which have been added to the operating segment Europe.

The basis for measurement of revenues and expenses in segment reporting is the same as used for measurement of revenues and expenses in the consolidated income statement. The business segment information for the six months ended 30 June 2007 has been restated.

The redirection of client activity to RBS along with the transfer of risk positions and inventory from ABN AMRO to RBS reduces significantly the ongoing business and exposures in ABN AMRO. As a result the financial performance is increasingly unrepresentative of the business performance of the originally acquired businesses.

Business segment information – for the six months ended 30 June 2008

(in millions of euros)
	Europe	Americas	Asia	Nether-lands	Private Clients	Group Functions	TOTAL

Net interest income	794	116	350	1,469	224	(306)	2,647
Net fee and commission income	348	66	286	369	271	(14)	1,326
Net trading income	(2,562)	51	373	51	37	(232)	(2,282)
Result from financial transactions	(558)	(4)	(76)	116	5	(187)	(704)
Share of result in equity accounted investments	13	-	1	40	1	29	84
Other operating income	22	7	13	85	41	23	191
Income of consolidated private equity holdings	-	-	-	-	-	1,033	1,033
Total operating income	(1,943)	236	947	2,130	579	346	2,295

Operating expenses	1,462	270	645	1,332	412	1,478	5,599
Loan impairment and other credit risk provisions	81	67	91	232	5	3	479
Total operating expenses	1,543	337	736	1,564	417	1,481	6,078

Operating profit before taxes	(3,486)	(101)	211	566	162	(1,135)	(3,783)
Income tax expense/(benefit)	(937)	76	77	129	38	(296)	(913)
Net operating profit/(loss)	(2,549)	(177)	134	437	124	(839)	(2,870)
Results from discontinued operations	-	-	-	-	-	5,755	5,755
Profit for the period	(2,549)	(177)	134	437	124	4,916	2,885

Total assets	492,256	54,499	65,805	141,381	19,544	139,259	912,744

Business segment information – for the six months ended 30 June 2007

(in millions of euros)
	Europe	Americas	Asia	Nether-lands	Private Clients	Group Functions	TOTAL

Net interest income	478	143	340	1,501	241	(478)	2,225
Net fee and commission income	401	177	499	401	338	117	1,933
Net trading income	1,344	108	311	39	35	7	1,844
Result from financial transactions	(8)	3	22	31	4	398	450
Share of result in equity accounted investments	5	-	10	22	-	77	114
Other operating income	(10)	15	-	88	115	7	215
Income of consolidated private equity holdings	-	-	-	-	-	2,783	2,783
Total operating income	2,210	446	1,182	2,082	733	2,911	9,564

Operating expenses	1,792	475	808	1,305	450	3,330	8,160
Loan impairment and other credit risk provisions	-	(13)	109	197	(3)	(8)	282
Total operating expenses	1,792	462	917	1,502	447	3,322	8,442

Operating profit before taxes	418	(16)	265	580	286	(411)	1,122
Income tax expense	54	(43)	65	146	61	(207)	76
Net operating profit	364	27	200	434	225	(204)	1,046
Results from discontinued operations	-	549	-	2	-	623	1,174
Profit for the period	364	576	200	436	225	419	2,220

Total assets	583,439	176,389	80,204	137,218	19,188	123,621	1,120,059

4	Net interest income

	6 months ended 30 June 2008	6 months ended 30 June 2007

Interest income from:
Cash and balances at central banks	167	133
Financial investments available-for-sale	2,022	1,794
Financial investments held-to-maturity	52	66
Loans and receivables - banks	561	659
Loans and receivables - customers	8,421	8,198
Subtotal	11,223	10,850

Interest expense from:
Due to banks	1,943	2,161
Due to customers	4,143	4,366
Issued debt securities	2,840	3,155
Subordinated liabilities	418	393
Internal funding of the trading business	(768)	(1,450)
Subtotal	8,576	8,625

Total	2,647	2,225

The reduction in the funding of the trading business is in line with a reduction in trading book funding requirements.

5	Net fee and commission income

	6 months ended 30 June 2008	6 months ended 30 June 2007

Fee and commission income
Securities brokerage fees	506	720
Payment and transaction service fees	395	380
Asset management and trust fees	149	192
Fees generated on financing arrangements	60	142
Advisory fees	198	292
Other fees and commissions	246	368
Subtotal	1,554	2,094

Fee and commission expense
Securities brokerage expense	52	37
Other fee and commission expense	176	124
Subtotal	228	161

Total	1,326	1,933

The general decrease in net fee and commission income is mainly attributable to current market circumstances.

6	Net trading income

	6 months ended 30 June 2008	6 months ended 30 June 2007

Interest instruments trading	(3,044)	384
Foreign exchange trading	490	491
Equity and commodity trading	272	969

Total	(2,282)	1,844

The loss in interest instruments trading is mainly due to valuation adjustments to US residential mortgage related exposures such as Asset Backed Securities CDOs and credit valuation adjustments against exposures to monoline insurers, in combination with the redirection of client activity from ABN AMRO to RBS.

7	Results from financial transactions

	6 months ended 30 June 2008	6 months ended 30 June 2007

Net gain/(loss) from the disposal of loans and available for sale debt securities	(544)	176
Net gain/(loss) from the sale of available-for-sale equity investments	(49)	3
Net change in the fair value of own debt carried at fair value	520	-
Net gain/(loss) on other equity investments	(589)	387
Hedging ineffectiveness	(20)	20
Other	(22)	(136)

Total	(704)	450

The net loss from the disposal of loans and available for sale debt securities includes a loss of EUR 400 million on the sale of structured real estate loans to RBS, in accordance with the transition plan. The net loss on other equity investments includes disposals and changes in fair value of private equity investments and other equity investments held at fair value with changes reported through income.

8	Other operating income

	6 months ended 30 June 2008	6 months ended 30 June 2007

Insurance activities	28	20
Leasing activities	40	33
Net income on disposal of operating activities and equity accounted investments	20	78
Other	103	84

Total	191	215

9	Personnel expenses

	6 months ended 30 June 2008	6 months ended 30 June 2007

Salaries (including bonuses and allowances)	1,746	2,576
Social security expenses	164	200
Other employee costs	634	509

Total	2,544	3,285

Personnel expenses have fallen as a result of lower performance-related staff costs and a reduction in headcount.  Other employee costs include redundancy costs.

10	General and administrative expenses

	6 months ended 30 June 2008	6 months ended 30 June 2007

Information, communication and technology	514	625
Professional fees	456	557
Property costs	242	241
Expenses of consolidated private equity holdings	77	236
Other general and administrative expenses	575	827

Total	1,864	2,486

The six months ended 30 June 2007 included a charge of EUR 365 million within sundry expenses with respect to the United States Department of Justice investigation

11	Income tax expense

The effective tax rate on operating profit from continuing operations for the six months ended  30 June 2008 is 24.1% (the six months ended 30 June 2007: 6.8%) compared to a nominal tax rate in the Netherlands of 25.5%.  The low effective tax rate for the six months ended 30 June 2007 was mainly due to tax exempt gains reported on equity investments.

12	Profit from discontinued operations net of tax and assets and liabilities of businesses held for sale

Antonveneta and BU Asset Management were sold in the period and are reported as discontinued operations. The remaining entities to be transferred to Santander are reported as held-for sale and discontinued operations as of 30 June 2008 due to the planned sale to Santander, which was completed in July 2008. Private Equity is also presented as held-for-sale but is not a discontinued operation as it is not a major line of business. Profits from discontinued operations include the related operating results and when sold the applicable gain on sale.

Income statement of discontinued operations:
	6 months ended 30 June 2008	6 months ended 30 June 2007

Operating income	3,577	5,413
Operating expenses	2,113	3,115
Loan impairment and other credit risk provisions	823	649
Operating profit before tax	641	1,649
Gain on disposal	5,380	147
Profit before tax	6,021	1,796
Tax on operating profit	266	622
Tax arising on disposal	–	–
Profit from discontinued operations net of tax	5,755	1,174

The tables below provide a further breakdown of the operating result.

Asset Management	6 months ended 30 June 2008	6 months ended 30 June 2007

Operating income	223	485
Operating expenses	183	316
Operating profit before tax	40	169
Gain on disposal	3,065	–
Profit before tax	3,105	169
Tax on operating profit	14	43
Profit from discontinued operations net of tax	3,091	126

Antonveneta, Banco Real & other Santander businesses (including Interbanca)	6 months ended 30 June 2008	6 months ended 30 June 2007

Operating income	3,354	3,240
Operating expenses	1,930	1,829
Loan impairment and other credit risk provisions	823	604
Operating profit before tax	601	807
Gain on disposal	2,317	–
Profit before tax	2,918	807
Tax on operating profit	252	313
Profit/(loss) from discontinued operations net of tax	2,666	494

ABN AMRO North America Holdings	6 months ended 30 June 2008	6 months ended 30 June 2007

Operating income	–	1,617
Operating expenses	–	928
Loan impairment and other credit risk provisions	–	45
Operating profit before tax	–	644
Gain on disposal	(2)	–
Profit before tax	(2)	644
Tax on operating profit	–	202
Profit/(loss) from discontinued operations net of tax	(2)	442

ABN AMRO Mortgage Group Inc.	6 months ended 30 June 2008	6 months ended 30 June 2007

Operating income	–	71
Operating expenses	–	44
Operating profit before tax	–	27
Gain on disposal	–	147
Profit before tax	–	174
Tax on operating profit	–	64
Profit/(loss) from discontinued operations net of tax	–	110

The major classes of assets and liabilities of businesses classified as held-for-sale are as follows:
	30 June 2008	31 December 2007

Assets
Cash and balances at central banks	4,971	427
Financial assets held for trading	2,810	1,071
Financial investments	9,119	3,230
Loans and receivables-banks	9,566	6,249
Loans and receivables-customers	37,368	37,336
Equity accounted investments	98	24
Property and equipment	873	1,054
Goodwill and other intangible assets	1,066	6,124
Accrued income and prepaid expenses	1,561	386
Other assets	3,231	4,557

Assets of businesses held for sale	70,663	60,458

Liabilities
Financial assets held for trading	571	379
Due to banks	4,697	4,280
Due to customers	34,043	19,937
Issued debt securities	4,528	8,177
Provisions	3,231	1,429
Accrued expenses and deferred income	2,031	495
Other liabilities	2,724	3,993
Subordinated liabilities	1,299	1,090

Liabilities of businesses held for sale	53,124	39,780

Net assets directly associated with disposal business	17,539	20,678

Net assets directly associated with disposal business represent the balance of net assets and net intercompany funding.

13	Financial assets and liabilities held for trading

	30 June 2008	31 December 2007
Financial assets held for trading
Government	14,815	32,424
Mortgage-backed securities	8,549	11,994
Financial institutions	9,325	13,428
Non financial institutions	2,621	11,823
Other	3,068	3,196
Interest earning financial assets	38,378	72,865

Trading book loans	1,982	-
Equity instruments	26,983	45,947
Derivative financial instruments	176,611	123,465
Total assets held for trading	243,954	242,277

Financial liabilities held for trading
Funding loans	3	-
Short positions in financial assets	14,316	35,988
Derivative financial instruments	178,791	119,488
Total liabilities held for trading	193,110	155,476

The increase in both derivative assets and derivative liabilities is mainly due to the application of revised netting criteria consistent with those used by RBS Group and a general increase in derivative fair values (both debit and credit) due to the volatility of the credit markets. The impact of the revised netting criteria on 31 December 2007 would be to increase derivative assets and derivative liabilities by EUR 20 billion.

The Group enters into master netting agreements with respect to its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are, however, effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. The extent of netting under such agreements amounted to EUR 206 billion at 30 June 2008.  Furthermore the Group holds substantial collateral against this net derivative asset exposure.

Financial assets held for trading include CDS contracts with financial guarantors. See the appendix for more details. As part of the planned migration of the credit trading activities, RBS has agreed to purchase contracts closed with certain credit derivative protection companies, CDOs and exposures to financial guarantors before 31 December 2008.

14	Financial investments

	30 June 2008	31 December 2007

Interest-earning securities: available-for-sale
Dutch Government	2,063	1,844
US Treasury and US Government	4,086	2,202
Other OECD governments	26,913	31,502
Non-OECD governments	3,793	8,316
Mortgage-backed securities	29,393	27,063
Financial institutions	9,593	16,007
Non financial institutions	1,707	1,073
Other interest-earning securities	2,287	2,442
Subtotal	79,835	90,449

Interest-earning securities: held-to-maturity
Dutch Government	1,270	1,275
Other OECD governments	1,195	1,128
Other interest-earning securities	142	231
Subtotal	2,607	2,634

Total	82,442	93,083

Equity instruments
Available for sale	1,153	1,013
Designated at fair value through income	907	2,339
Subtotal	2,060	3,352

Total	84,502	96,435

Mortgage-backed securities also include bonds issued by financial institutions covered by mortgages, including some guaranteed by the Dutch government.

15	Loans and receivables – banks

Amounts due from or deposited with banking institutions comprise:

	30 June 2008	31 December 2007

Current accounts	8,635	9,295
Time deposits placed	10,496	9,286
Professional securities transactions	94,833	150,338
Loans	3,217	6,779
Subtotal	117,181	175,698
Allowances for impairment	(1)	(2)

Total	117,180	175,696

16	Loans and receivables – customers

This item is comprised of amounts receivable, mainly loans and mortgages balances with non-bank customers.

	30 June 2008	31 December 2007

Public sector	8,611	5,739
Commercial	134,303	144,534
Consumer	108,679	123,332
Professional securities transactions	54,085	98,270
Multi-seller conduits	27,894	29,457
Subtotal	333,572	401,332
Allowances for impairment	(2,060)	(3,001)

Total	331,512	398,331

The decrease in loans and receivables from customers is principally due to the current period presentation of Banco Real as an asset held for sale. See note 12.

Loans and receivables allowances for impairment
	Banks	Commercial	Consumer	Total

Balance at 1 January 2008	2	1,774	1,227	3,003
Reclassifications related to discontinued operations	-	(335)	(700)	(1,035)
	2	1,439	527	1,968

New impairment allowances	-	419	193	612
Reversal of impairment allowances no longer required	-	(106)	(5)	(111)
Recoveries of amounts previously written off	-	(19)	(3)	(22)
Total loan impairment and other credit risk provisions	-	294	185	479

Amount recorded in interest income from unwinding of discounting	-	(11)	-	(11)
Currency translation differences	-	(26)	(1)	(27)
Recoveries of amounts previously written off	-	19	3	22
Amounts written off (net)	(1)	(201)	(199)	(401)
Reserve for unearned interest accrued on impaired loans	-	25	15	40
Business combinations	-	(18)	9	(9)

Balance at 30 June 2008	1	1,521	539	2,061

As of 30 June 2008, Banco Real is reported as discontinued operations. As a result, the related opening balances of loans and receivables allowances have been reclassified as assets held for sale.

17	Property and equipment

	Property used in operations	Other	Equipment	Total

Balance at 1 January 2008	1,802	68	877	2,747
Reclassifications related to discontinued operations	(304)	(40)	(168)	(512)
	1,498	28	709	2,235

Movements:
Additions	49	-	138	187
Disposal of businesses	(9)	(15)	(11)	(35)
Investments	-	-	18	18
Divestments	(5)	-	(12)	(17)
Impairment losses	(4)	-	-	(4)
Depreciation	(52)	-	(130)	(182)
Currency translation differences	(13)	-	(13)	(26)
Other	(4)	-	6	2
Balance at 30 June 2008	1,460	13	705	2,178

Representing:
Cost	2,514	16	2,055	4,585
Cumulative impairment	(24)	-	(1)	(25)
Cumulative depreciation	(1,030)	(3)	(1,349)	(2,382)

As of 30 June 2008, Banco Real is reported as discontinued operations. As a result, the related opening balances of property and equipment have been reclassified as assets held for sale.

18	Goodwill and other intangible assets

	Goodwill	Software	Other intangibles	Total

Balance at 1 January 2008	474	904	46	1,424
Reclassifications related to discontinued operations	(69)	(79)	-	(148)
	405	825	46	1,276

Movements:
Additions	-	176	-	176
Investments	-	3	4	7
Impairment losses	-	(67)	-	(67)
Disposals	-	(4)	(3)	(7)
Amortisation	-	(152)	(6)	(158)
Currency translation differences	(17)	(12)	-	(29)
Other	-	7	(3)	4
Balance at 30 June 2008	388	776	38	1,202

Representing:
Cost	388	1,947	43	2,378
Cumulative impairment	-	(67)	-	(64)
Cumulative amortisation	-	(1,104)	(5)	(1,112)

Impairment of capitalised software costs relate to projects or systems no longer required due to the acquisition of ABN AMRO by the consortium banks.

19	Other assets

	30 June 2008	31 December 2007

Current and deferred tax assets	4,937	4,875
Derivative assets used for hedging	2,681	2,464
Unit-linked investments held for policyholder accounts	4,194	4,609
Pension assets	31	15
Sundry assets and other receivables	7,917	5,681

Total	19,760	17,644

20	Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	30 June 2008	31 December 2007

Professional securities transactions	74,240	123,537
Current accounts	14,212	19,058
Time deposits	68,394	94,075
Other	1,643	2,664

Total	158,489	239,334

21	Due to customers

This item is comprised of amounts due to non-banking customers.
	30 June 2008	31 December 2007

Consumer current accounts	19,549	20,343
Commercial current accounts	66,353	62,284
Consumer savings accounts	68,227	75,311
Commercial deposit accounts	72,137	93,384
Professional securities transactions	48,118	74,556
Other	3,299	4,474

Total	277,683	330,352

In addition to lower professional securities balances, the general decrease is due to the current period presentation of Banco Real as a business held for sale. See note 12.

22	Issued debt securities

	30 June 2008	31 December 2007

Bonds and notes issued	92,574	102,708
Certificates of deposit and commercial paper	43,467	43,396
Cash notes, savings certificates and bank certificates	1,222	1,533
Subtotal	137,263	147,637
Commercial paper issued by multi-seller conduits	24,816	27,358

Total	162,079	174,995

Bonds and notes are issued in the capital markets with a focus on the euro market and are denominated mostly in euros and US dollars. The commercial paper programs are issued globally with the majority issued in the United States and Europe.

The balance above includes various structured liabilities that have been designated at fair value through income (EUR 49,086 million) due to the inclusion of embedded derivative features. The change during the year in fair value of issued debt securities attributable to changes in credit risk is EUR 522 million.  The cumulative change is EUR 785 million (December 2007 EUR 263 million).

23	Other liabilities

	30 June 2008	31 December 2007

Current and deferred tax liabilities	2,230	2,091
Derivative liabilities used for hedging	2,090	1,971
Liability to unit-linked policyholders	4,194	4,609
Sundry liabilities and other payables	1,140	11,492

Total	9,654	20,163

24	Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V., ABN AMRO Bank N.V. and other ABN AMRO Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch Central Bank.

EUR 769 million of subordinated liabilities are designated as held at fair value. The change during the year in fair value attributable to changes in credit risk is EUR 2 million negative. The cumulative changes are EUR 96 million (31 December 2007: EUR 98 million).

The maturity profile of subordinated liabilities is as follows:

	30 June 2008	31 December 2007

Within one year	381	700
After one and within two years	1,956	2,161
After two and within three years	18	810
After three and within four years	24	19
After four and within five years	24	118
After five years	11,605	11,808

Total	14,008	15,616

The following table analyses subordinated liabilities by issuer:
	30 June 2008	31 December 2007

ABN AMRO Holding N.V. preference financing shares	768	768
ABN AMRO Bank N.V.	11,154	12,616
Other Group companies	2,086	2,232

Total	14,008	15,616

Total subordinated liabilities include EUR 3,816 million (2007: EUR 4,253 million) which qualifies as tier 1 capital for capital adequacy purposes. The majority of financing preference shares are held by RFS Holdings B.V.

25	Commitments and contingent liabilities

The Group’s main commitment and contingent liabilities arise in the normal course of business through the issuance of credit guarantees and committed facilities, as noted in the balance sheet.

26	Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Basel Committee and agreed with the Dutch Central Bank. These ratios measure capital adequacy by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The following table provides actual capital levels as determined for supervisory purposes.

	30 June 2008	31 December 2007

Total risk-weighted assets	210,109	232,312

Total capital	40,397	33,938
Total capital ratio	19.23%	14.61%

Tier 1 capital	33,209	28,850
Tier 1 capital ratio	15.81%	12.42%

Core tier 1	31,713	24,597
Core tier 1 ratio	15.09%	10.59%

27	Principal risks and uncertainties

The principal risks and uncertainties for the Group in the second half of 2008 are the following.

Market Conditions
Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency in interbank lending rates. Following the bankruptcy filing by Lehman Brothers in September 2008, global financial markets deteriorated sharply and it became apparent that a number of other major financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies in the United States, were experiencing difficulties.  In response, the United States government has intervened on an unprecedented scale to prevent the failure of some of these institutions and to provide support to the money market mutual fund industry. Governments in Europe including the United Kingdom have recently nationalised a number of financial institutions.  Central banks worldwide have agreed to act in concert to increase liquidity in the financial markets by taking measures such as increasing temporary reciprocal currency arrangement (or “swap lines”) by many billions of dollars. Despite these measures, investor confidence remains very low.

In a further effort to bolster the financial markets and provide relief to financial institutions, the members of the executive and legislative branches of the United States government negotiated an emergency spending measure which would give the Secretary of the Treasury the power to use public funds to purchase non-performing or illiquid assets from distressed financial institutions. The proposal, which was intended to increase liquidity in the credit markets and prevent further collapses of major financial institutions, was rejected by the House of Representatives on 29 September 2008. It is impossible to predict how the financial markets will react to this rejection or the form of any measures the United States Government may take.

The Group is subject to the risks posed by the effects of the credit crisis on the global financial system and the economies in which the Group operates The precise nature of these risks cannot be predicted and the majority are outside the Group’s control. The Group is also exposed to the risk of loss if financial institutions fail or are otherwise unable to meet their obligations.

Credit risk
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. As a result of current market conditions described above, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2008 with increasing delinquencies and defaults leading to higher impairment charges.

In 2007 and the first half of 2008, the Group recorded significant write-downs on its credit market positions. The Group continues to have exposure to these markets and as market conditions change the fair value of the Group’s instruments could fall further. Furthermore, market volatility and illiquidity have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments.

Liquidity risk
Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due. Credit markets continue to experience a severe reduction in liquidity due to current market conditions as described above. The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. In addition liquidity management includes ensuring that in the event of either a firm-specific or general market event, the bank is able to generate sufficient liquidity to withstand a short term liquidity crisis. For this purpose, the bank maintains a liquidity buffer and has contingent funding plans in place.

Market risk
The most significant market risks the Group faces are counterparty, interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads in the second half of 2008 may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the euro-dollar exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-EU subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets during the second half of 2008 may cause reductions in the value of the Group’s investment and trading portfolios.

Transition risk
The transition of ABN AMRO is complex involving substantial reorganisation of ABN AMRO’s operations and legal structure. The transition plan is being implemented and significant elements have been completed within the planned timescales and the separation of the Group’s businesses is underway. However, risks remain that the Group‘s operations are affected by the transfer and integration activities.

As recently announced and as part of the concerted action to support Fortis of the governments of Belgium, Luxembourg and the Netherlands and the respective supervisory authorities, Fortis intends to sell its interest in RFS Holdings B.V. Further transfers to Fortis have been suspended.

Regulatory risk
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. Changes during the second half of 2008 in the regulatory and supervisory framework, in particular in Europe and the US, could materially affect the Group’s business.

Litigation
The outcome of existing and future legal actions, claims against and by the Group and arbitrations could affect the financial performance of the Group in the second half of 2008.

28	Subsequent events

Transfer of businesses to RBS
The process of transfer and sale of businesses to RBS which started during the six months ended 30 June 2008 is set to continue. As financial instruments held at fair value are transferred, the use of different models in particular for the more complex structures, as well as applying reserving policies in line with the portfolio structure of RBS and the transfer of amortised cost items at fair value, may lead to losses being realised within the books of ABN AMRO, while neutral on a RBS Group level. A portfolio of available-for-sale asset backed securities with a book value of EUR 6,600 million was sold to RBS in July, leading to a realised loss of approximately EUR 900 million. The negative fair value of this available-for-sale portfolio was reflected in equity at 30 June 2008 within the available-for-sale reserve. Further, credit portfolios have been identified and agreed for transfer in 2008. In addition, new business is already flowing directly to RBS. Although neutral from a RBS Group perspective, these business transfers will over time reduce the risk and balance sheet profile of ABN AMRO.

Transfer of remaining businesses to Santander and capital repatriation
Banco ABN AMRO Real S.A., Interbanca SpA and other entities acquired by Santander have been presented as a business held for sale as at 30 June 2008. On 24 July 2008 these entities were sold to Santander for an amount of EUR 15.3 billion resulting in a gain on sale of approximately EUR 9 billion.

ABN AMRO has resolved to settle the receivable on Santander resulting from the sale through a dividend distribution to RFS Holdings B.V. in October 2008. The sale and the subsequent dividend distribution do not materially affect the capital ratio’s of ABN AMRO.

Furthermore, in relation to the sale of Banca Antonveneta, the Managing Board have proposed an interim distribution to RFS Holdings B.V. for onward distribution to Santander, subject to confirmation of the resolution and approval by the Managing Board and the Supervisory Board of ABN AMRO Holding N.V. respectively and subject to approval by the Dutch Central Bank.

Sale of NewBank to Deutsche Bank (EC Remedy)
On 2 July 2008 ABN AMRO signed an agreement with Deutsche Bank for the sale of certain assets and liabilities of HBU, two Corporate Clients units and thirteen advisory branches, and IFN Finance B.V. The agreed sales price is determined by reference to the fair value of the assets and liabilities acquired less EUR 300 million. The sale is planned to close in October 2008 and is subject to approval by the European Commission and other regulatory bodies, such as the Dutch Central Bank, which have not yet been granted. This sale is set up to comply with European Commission requirements to divest part of ABN AMRO’s activities before Fortis could commence the integration of its activities with those of ABN AMRO.

Squeeze-out
De-listing of preference shares from Euronext Amsterdam and distributions from ABN AMRO Holding N.V. to the consortium banks can only be effected after completion of the squeeze-out of the remaining minority interest holders in ABN AMRO Holding N.V. which was completed on 22 September 2008.

Treasury share acquisition by RFS
As part of the squeeze-out of the minority shareholders of Holding, RFS Holdings B.V. has acquired the treasury shares held by ABN AMRO Group. A total of 92,719,820 ordinary shares were previously held by ABN AMRO Holding N.V. itself and 13,800,624 financing preference shares of ABN AMRO Holding N.V. were held by ABN AMRO Bank N.V. The total purchase price of these shares held by ABN AMRO Group itself, including statutory interest of 6% until 19 September 2008 (EUR 195 million), was EUR 3,717 million, being equal to the price to be paid to the minority shareholders according to the squeeze-out judgement plus 6% interest since 17 October 2007.

The Managing Board has in accordance with article 37 paragraph 5 of the articles of association of ABN AMRO Holding resolved and the Supervisory Board approved an interim dividend distribution, to RFS Holdings B.V. in an amount equal to the aggregate consideration for the ABN AMRO Group treasury shares to be acquired by RFS Holdings B.V. of EUR 1.92 per ordinary share, in total EUR 3,717 million, which was paid on 22 September 2008 to RFS Holdings B.V.

Sale of Fortis interest in RFS Holdings
Fortis announced on 29 September, that it planned to sell its interest in RFS Holdings, as part of the concerted action to support Fortis by the governments of Belgium, Luxembourg and the Netherlands and the respective supervisory authorities. The sale will represent the acquired activities of ABN AMRO excluding Asset Management, which was sold to Fortis in the second quarter of 2008.

APPENDIX

 Credit market and related exposures – additional information

The ABN AMRO Group is involved in investing and trading in financial instruments, including asset-backed securities (‘ABS’s) and other structured investments, backed by US residential mortgages and other collateral with exposure to the current credit environment.

Certain portfolios of ABS CDO’s (‘Collateralised debt obligations’), exposures to financial guarantors and positions with credit derivative product companies are agreed to be sold to RBS during 2008, in line with the merging of business and risk functions in this area.

Exposure to ABS CDOs

Wherever possible, the ABN AMRO Group values ABS positions using market prices.  However, following rising mortgage delinquencies and expectations of declining house prices in the US, illiquidity in the market has meant that market data has been increasingly difficult to source. In line with our policy on fair value determination, where quoted market prices and recent market transactions are not available, valuation techniques are employed that involve benchmarking against market prices for similar instruments or the use of valuation models, giving priority to observable market inputs where available.

The following table provides an overview of the main US residential mortgage related net exposures at 30 June 2008:

(net exposure, in millions of euros)	30 June 2008	31 December 2007

Retained CDOs	934	1,988

Other CDOs
▪ Held for trading	214	224
▪ Available for sale	1,526	1,850

Retained CDOs

The Group is involved in buying mortgage-backed securities; including securities backed by US mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors. As a result of worsening credit conditions, the Group has retained the exposure to the super senior tranches of US related ABS CDOs.

At 30 June 2008, the Group’s net exposure to unsold tranches of US related ABS CDOs totalled EUR 934 million to high grade CDOs, which include commercial loan collateral as well as prime and sub-prime mortgage collateral.  The change in the net exposure compared to 31 December 2007 is largely due to lower valuations based on current market assumptions concerning mortgage delinquencies and house prices in the US. The loss on these exposures is reported in trading income. Mezzanine and equity tranches of the US ABS CDOs continue to be valued at zero.

The valuations of the super senior tranches of ABS CDOs exposures takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.  Valuation involves significant subjectivity as there is very little market activity to provide evidence of the price at which willing buyers and sellers would transact. The model forecasts the expected cash flows from the underlying mortgages using assumptions about future macroeconomic conditions (including house price appreciation and depreciation) and delinquencies on these underlying mortgages derived from publicly available data.  The resulting cash flows are discounted using a risk adjusted rate.  Additionally, prices implied by the model have been evaluated against observable market data, such as the ABX index, a series of credit default swaps based upon bonds that consist of sub-prime mortgages.

Approximately 2% of ABN AMRO’s positions in high grade ABS CDOs refer to mortgage loans of vintage 2005 and earlier (31 December 2007: 5%), whilst 98% refer to 2006 and 2007 vintages (31 December 2007: 95%).

Other CDOs
Trading book exposures are marked to market using individual market prices, where available, or against market benchmarks.

Within our available-for-sale assets are US prime residential mortgage-backed CDOs. Fair value movements on these assets are recognised directly in equity.  If there are impairments to these assets, the cumulative loss is transferred to income. The majority of these assets were sold to RBS in July 2008.

Exposure to financial guarantors

The Group’s exposures to financial guarantors mainly relates to monoline insurers. The exposure arises from the over-the-counter derivative contracts, principally credit default swaps (‘CDS’). The direct exposure to monolines is the sum of the fair value of the CDSs.  Towards the end of 2007, financial guarantors were adversely affected by their exposure to the US sub-prime mortgage market and this development continued in the first half of 2008. The following table provides an overview of the Group’s credit derivative exposure to the monoline sector in the US and Europe.

(in millions of euros)	30 June 2008	31 December 2007

Gross exposure to monolines	3,657	1,692
Hedges with bank counterparties	(381)	–
Credit valuation adjustment	(1,953)	(559)

Net exposure to monolines	1,323	1,133

At 30 June 2008 the Group had EUR 1,323 million of credit derivative exposure to financial guarantors, mainly relating to CDSs on a range of ABS positions. As the fair value of the reference asset declines, the exposure to the guarantor increases. The gross exposure to financial guarantors has increased during the first half of 2008 as a result of a decline in the fair value and changes in the ratings of some reference assets.

Additionally, ABN AMRO has an indirect exposure to financial guarantors through financial guarantees (or “wraps”), purchased or embedded within various securities in the trading and available-for-sale portfolios. These securities are traded with the benefit of this credit enhancement and any deterioration in the credit rating of the financial guarantor is reflected in the market price of these securities.

Other portfolios affected by the current credit environment

The Group’s leveraged finance inventory, which is held at amortised cost, totalled EUR 1,989 million at 30 June 2008 (December 2007: EUR 2,457 million).

The majority of the Group’s structured commercial real estate mortgage book of EUR 5,878 million reported at December 2007 was sold to RBS in June 2008, at a loss of EUR 400 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	September 30, 2008	By:	/s/ John Hourican
			Name:	John Hourican
			Title:	Chief Financial Officer

		By:	/s/ Petri Hofste
			Name:	Petri Hofste
			Title:	Chief Accounting Officer